Exhibit 99.1

China Medical Technologies Reports Third Fiscal Quarter Financial Results

Beijing, China, March 3, 2010 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, today announced its unaudited financial results for the third fiscal quarter ended December 31, 2009 (“3Q FY2009”). The Company’s 2009 fiscal year ends on March 31, 2010 (“FY2009”).

3Q FY2009 Highlights

•	Revenues decreased by 23.5% year-over-year to RMB172.3 million (US$25.2 million) but increased by 3.8% on a quarter-over-quarter basis.

•	Loss from continuing operations was RMB22.0 million (US$3.2 million).

•	Non-GAAP income from continuing operations, as defined below, decreased by 61.9% year-over-year to RMB45.6 million (US$6.7 million) but increased by 158.2% on a quarter-over-quarter basis.

•	Diluted loss from continuing operations per ADS* was RMB0.84 (US$0.12).

•	Non-GAAP diluted earnings from continuing operations per ADS*, as defined below, decreased by 61.8% year-over-year to RMB1.74 (US$0.25) but increased by 159.7% on a quarter-over-quarter basis.

•	Net cash flows generated from operations was RMB80.4 million (US$11.8 million).

•	Approximately 390,000 ADSs* were repurchased under the Company’s share repurchase program.

4Q FY2009 Targets

•	Target revenues are expected to be more than RMB175.0 million (US$25.6 million).

•	Target non-GAAP income from continuing operations is expected to be more than RMB47.0 million (US$6.9 million).

•	Target non-GAAP diluted earnings from continuing operations per ADS* is expected to be more than RMB1.79 (US$0.26).

*One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We achieved sequential growth in our business in the past quarter,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “Despite the challenges we encountered in the first 9 months of fiscal year 2009, our turnaround has started and will continue, which is demonstrated by robust growth in our molecular diagnostic business and stabilization in our immunodiagnostic business in the past quarter. We have witnessed stabilizing pricing environment for our ECLIA reagent kits and growth of end user demand for both of our FISH probes and ECLIA reagent kits. Meanwhile, we completed the trial launch of our SPR system in December 2009 and from January 2010, we began a formal full scale launch of our SPR system, targeting at least 30 top tier hospitals each quarter. Besides, we are waiting for SFDA approval for several new products in both molecular diagnostic business and immunodiagnostic business in 2010 which will expand our product offering and strengthen our product portfolio. We expect the Company to experience another phase of accelerated growth in later quarters.”

3Q FY2009 Unaudited Financial Results

The Company reported revenues of RMB172.3 million (US$25.2 million) for 3Q FY2009, representing a 23.5% decrease from the corresponding period of FY2008 and a 3.8% increase from 2Q FY2009.

The Company’s revenues are currently generated from two segments, molecular diagnostic systems and immunodiagnostic systems. The molecular diagnostic systems segment includes FISH products and is expected to include SPR products in 2010 while the immunodiagnostic systems segment consists of ECLIA products.

Molecular diagnostic system sales for 3Q FY2009 were RMB96.2 million (US$14.1 million), representing a 2.8% increase from the corresponding period of FY2008 and a 7.8% increase from 2Q FY2009.

Immunodiagnostic system sales for 3Q FY2009 were RMB76.2 million (US$11.2 million), representing a 42.2% decrease from the corresponding period of FY2008 and a 0.9% decrease from 2Q FY2009. The year-over-year decrease was primarily due to the price reduction for ECLIA reagent kits in September 2009.

Gross margin decreased to 63.4% for 3Q FY2009 as compared to 73.9% for the corresponding period of FY2008 and 65.4% for 2Q FY2009. The decrease in gross margin was primarily due to the impact of the price reduction on ECLIA reagent kits.

Research and development expenses were RMB10.7 million (US$1.6 million) for 3Q FY2009, representing a 29.3% year-over-year increase and a 13.0% sequential increase. The increase was primarily due to the development of new FISH probes, SPR-based chips and ECLIA reagent kits.

Sales and marketing expenses were RMB19.1 million (US$2.8 million) for 3Q FY2009, representing a 63.3% year-over-year increase and a 9.3% sequential increase. The increase was primarily due to the increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB25.8 million (US$3.8 million) for 3Q FY2009, representing a 12.6% year-over-year decrease and a 42.7% sequential decrease. The significant sequential decrease was primarily because no costs for the independent internal investigation were incurred and the provision for bad debts was substantially lower in 3Q FY2009.

Amortization of SPR intangible assets was RMB27.3 million (US$4.0 million) for 3Q FY2009. As the SPR acquisition was completed in December 2008, there was only one month amortization of SPR intangible assets in the corresponding period of FY2008.

Interest expense on convertible notes was RMB35.4 million (US$5.2 million) for 3Q FY2009. The Company’s outstanding convertible notes of US$150.0 million and US$276.0 million bear interest at 3.5% and 4.0% per annum, respectively and will mature in November 2011 and August 2013, respectively. Due to the adoption of new authoritative guidance governing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion effective on April 1, 2009, the Company recorded additional non-cash interest expense of RMB7.6 million (US$1.1 million) for the US$150.0 million convertible notes in 3Q FY2009. The Company also made an adjustment related to these convertible notes for the corresponding period of FY2008 by increasing non-cash interest expense by RMB7.2 million to adopt this guidance retrospectively. This new guidance is not applicable to the US$276.0 million convertible notes.

Interest expense on amortization of convertible notes issuance costs was RMB4.4 million (US$0.6 million) for 3Q FY2009.

Income tax expense was RMB13.1 million (US$1.9 million) for 3Q FY2009. The occurrence of income tax expense was primarily because certain expenses of the Company such as stock compensation expense, amortization of acquired intangible assets and interest expense on convertible notes were not deductible for income tax purpose as well as the accrual for withholding income tax on distributable earnings generated during the quarter in the PRC.

Loss from continuing operations was RMB22.0 million (US$3.2 million) for 3Q FY2009 and net loss was RMB22.0 million (US$3.2 million) for 3Q FY2009.

Non-GAAP income from continuing operations excluding stock compensation expense, amortization of acquired intangible assets and non-cash interest expense of convertible notes arising from the adoption of the new guidance related to convertible instruments that can be settled in cash or partially in cash upon conversion was RMB45.6 million (US$6.7 million) for 3Q FY2009, representing a 61.9% decrease from the corresponding period of FY2008 and a 158.2% increase from 2Q FY2009.

Stock compensation expense for 3Q FY2009 was RMB10.2 million (US$1.5 million), of which RMB1.6 million was allocated to research and development expenses and RMB8.6 million to general and administrative expenses.

Amortization of acquired intangible assets for 3Q FY2009 was RMB49.8 million (US$7.3 million), of which RMB22.4 million was allocated to cost of revenues and RMB27.4 million to operating expenses.

As of December 31, 2009, the Company’s cash and cash equivalents was RMB829.9 million (US$121.6 million). The decrease in cash and cash equivalents from the balance at September 30, 2009 was primarily due to the final payment for the SPR acquisition, the payment of annual cash dividends and the repurchase of the Company’s ADSs. Net cash generated from operating activities for 3Q FY2009 was RMB80.4 million (US$11.8 million).

As of December 31, 2009, the Company’s net accounts receivable was RMB300.8 million (US$44.1 million), representing a decrease of 5.4% from the balance at September 30, 2009.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8259 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Thursday, December 31, 2009. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other certain rate on December 31, 2009 or at any other dates.

Share Repurchase Program

In September 2009, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$30 million worth of its outstanding ADSs from the open market or in block trades for a period of one year, commencing on October 1, 2009. As of December 31, 2009, the Company repurchased about 390,000 ADSs at a cost of approximately US$5.0 million (including transaction costs). The Company will continue to repurchase issued and outstanding ADSs depending on market conditions, the trading price of its ADSs and other factors.

Outlook for 4Q FY2009

Although the New Year holiday in January 2010 and the Chinese New Year holiday in February 2010 reduced about 10% of normal working days in 4Q FY2009, the Company still expects to achieve sequential growth in its business. In 1Q FY2010, without the holiday impact, the Company expects to achieve a higher sequential growth in its business.

The Company estimates the target revenues for 4Q FY2009 to be more than RMB175.0 million (US$25.6 million).

The Company estimates the target non-GAAP income from continuing operations for 4Q FY2009 to be more than RMB47.0 million (US$6.9 million).

The Company estimates the target non-GAAP diluted earnings from continuing operations per ADS for 4Q FY2009 to be more than RMB1.79 (US$0.26).

The above targets are based on the Company’s current views on the operating and marketing conditions, which are subject to change.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of gross profit, operating income, income from continuing operations and earnings from continuing operations per ADS, which are adjusted from the results based on GAAP to exclude the impact of stock compensation expense, amortization of acquired intangible assets, acquired in-process research and development and non-cash interest expense of convertible notes arising from the adoption of the new guidance related to convertible instruments that can be settled in cash or partially in cash upon conversion. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the financial information included with this earnings announcement.

Conference Call

The Company’s management team will host a conference call at 8:00a.m. U.S. Eastern Time on March 3, 2010 (or 9:00p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-866-713-8562

•	International dial-in number 1-617-597-5310

Passcode CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00a.m. U.S. Eastern Time on March 4, 2010.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International dial in numbers 1-617-801-6888

Passcode 33530003

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using Fluorescent in situ Hybridization (FISH) technology, Surface Plasmon Resonance (SPR) technology and Enhanced Chemiluminescence Immunoassay (ECLIA) technology to develop, manufacture and distribute diagnostic products for detecting and monitoring various cancers, diseases and disorders. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as its outlook for 4Q FY2009 and 1Q FY2010, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2009	December 31, 2009
	RMB	RMB	US$
	(in thousands)

Assets
Current assets
Cash and cash equivalents	1,456,410	829,887	121,579
Trade accounts receivable, net	343,037	300,838	44,073
Inventories	16,932	35,858	5,253
Prepayments and other receivables	20,425	9,394	1,377
Due from a related party	204,987	204,777	30,000

Total current assets	2,041,791	1,380,754	202,282

Property, plant and equipment, net	169,422	160,805	23,558
Land use rights	7,239	7,097	1,039
Goodwill	8,654	8,654	1,268
Intangible assets, net	3,487,474	3,334,991	488,579
Convertible notes issuance costs	65,816	52,615	7,708

Total assets	5,780,396	4,944,916	724,434

Liabilities
Current liabilities
Trade accounts payable	27,863	23,561	3,452
Accrued liabilities and other payables	892,905	202,941	29,731
Income taxes payable	77,112	70,318	10,302

Total current liabilities	997,880	296,820	43,485

Convertible notes	2,826,348	2,846,302	416,986
Deferred income taxes	29,898	43,757	6,410

Total liabilities	3,854,126	3,186,879	466,881

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 321,066,661 issued and outstanding as of March 31, 2009 and 322,680,001 issued and outstanding as of December 31, 2009	257,738	258,840	37,920
Additional paid-in capital	709,949	740,862	108,537
Treasury stock	—	(34,011)	(4,983)
Accumulated other comprehensive loss	(69,957)	(70,336)	(10,304)
Retained earnings	1,028,540	862,682	126,383

Total shareholders’ equity	1,926,270	1,758,037	257,553

Total liabilities and shareholders’ equity	5,780,396	4,944,916	724,434

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

		For the Three Months Ended
		December 31, 2008		September 30, 2009	December 31, 2009
		RMB	RMB	RMB	RMB	US$
		As previously reported	As adjusted (3)
		(in thousands except for per ADS information)
	Revenues (1)	225,296	225,296	166,066	172,320	25,245
	Cost of revenues	(58,715)	(58,715)	(57,517)	(62,996)	(9,229)

	Gross profit	166,581	166,581	108,549	109,324	16,016
	Operating expenses:
	Research and development	(8,304)	(8,304)	(9,500)	(10,738)	(1,573)
	Acquired in-process research and development	(244,872)	(244,872)	—	—	—
	Sales and marketing	(11,668)	(11,668)	(17,432)	(19,058)	(2,793)
	General and administrative	(29,561)	(29,561)	(45,130)	(25,844)	(3,786)
	Amortization of SPR intangible assets	(9,132)	(9,132)	(27,357)	(27,343)	(4,006)

	Total operating expenses	(303,537)	(303,537)	(99,419)	(82,983)	(12,158)

	Operating income/ (loss)	(136,956)	(136,956)	9,130	26,341	3,858
	Interest income	12,448	12,448	2,196	4,332	635
	Interest expense – convertible notes (3)	(27,856)	(35,009)	(35,439)	(35,421)	(5,189)
	Interest expense – amortization of convertible notes issuance costs (3)	(4,652)	(4,386)	(4,381)	(4,378)	(641)
	Interest expense – other	(1,165)	(1,165)	—	—	—
	Other income/ (expense), net	578	578	(255)	225	33

	Loss before income tax	(157,603)	(164,490)	(28,749)	(8,901)	(1,304)
	Income tax expense	(13,915)	(13,915)	(18,343)	(13,088)	(1,917)

	Loss from continuing operations	(171,518)	(178,405)	(47,092)	(21,989)	(3,221)
	Income from discontinued operation	279,600	279,600	—	—	—

	Net income/ (loss)	108,082	101,195	(47,092)	(21,989)	(3,221)

	Loss from continuing operations
per ADS	– basic	(6.54)	(6.80)	(1.78)	(0.84)	(0.12)

	– diluted (2)	(6.54)	(6.80)	(1.78)	(0.84)	(0.12)

	Earnings from discontinued operation
per ADS	– basic	10.65	10.65	N/A	N/A	N/A

	– diluted (2)	10.65	10.65	N/A	N/A	N/A

	Weighted average number of ADS
	– basic	26,242,974	26,242,974	26,432,974	26,262,471	26,262,471

	– diluted (2)	26,242,974	26,242,974	26,432,974	26,262,471	26,262,471

	Notes:
	(1) Revenues	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	- Molecular diagnostic systems	93,514	93,514	89,233	96,166	14,088
	- Immunodiagnostic systems	131,782	131,782	76,833	76,154	11,157

		225,296	225,296	166,066	172,320	25,245

(2)	In computing diluted loss from continuing operations per ADS, interest expense and amortization in connection with convertible notes were not added back for the three months ended December 31, 2008 (as adjusted), September 30, 2009 and December 31, 2009 because the ordinary shares issued upon conversion of convertible notes (using the if-converted method) were anti-dilutive.
(3)	As a result of the adoption of new authoritative guidance changing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion, the Company adjusted relevant numbers in the condensed consolidated statement of income for the three months ended December 31, 2008 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Reconciliations of GAAP measures to Non-GAAP measures

	For the Three Months Ended
	December 31, 2008	September 30, 2009	December 31, 2009
	RMB	RMB	RMB	US$
	As adjusted (2)
	(in thousands except for per ADS information)
Gross profit	166,581	108,549	109,324	16,016
Adjustment:
Amortization of acquired intangible assets	22,453	22,430	22,412	3,283

Non-GAAP gross profit	189,034	130,979	131,736	19,299

Gross margin	73.9%	65.4%	63.4%	63.4%

Non-GAAP gross margin	83.9%	78.9%	76.4%	76.4%

Operating income/ (loss)	(136,956)	9,130	26,341	3,858
Adjustments:
Stock compensation expense	14,486	7,354	10,234	1,499
Amortization of acquired intangible assets	31,586	49,787	49,755	7,289
Acquired in-process research and development	244,872	—	—	—

Non-GAAP operating income	153,988	66,271	86,330	12,646

Operating margin	—	5.5%	15.3%	15.3%

Non-GAAP operating margin	68.3%	39.9%	50.1%	50.1%

Loss from continuing operations	(178,405)	(47,092)	(21,989)	(3,221)
Adjustments:
Stock compensation expense	14,486	7,354	10,234	1,499
Amortization of acquired intangible assets	31,586	49,787	49,755	7,289
Acquired in-process research and development	244,872	—	—	—
Non-cash interest expense of convertible notes arising from the adoption of new guidance	7,153	7,621	7,618	1,116

Non-GAAP income from continuing operations	119,692	17,670	45,618	6,683

GAAP net margin	—	—	—	—

Non-GAAP net margin	53.1%	10.6%	26.5%	26.5%

Loss from continuing operations per ADS
- basic	(6.80)	(1.78)	(0.84)	(0.12)

- diluted	(6.80)	(1.78)	(0.84)	(0.12)

Non-GAAP earnings from continuing operations per ADS
- basic	4.56	0.67	1.74	0.25

- diluted (1)	4.56	0.67	1.74	0.25

Weighted average number of ADS
- basic	26,242,974	26,432,974	26,262,471	26,262,471

- diluted (1)	26,242,974	26,432,974	26,262,471	26,262,471

Notes:

(1)	Interest expense and amortization in connection with convertible notes were not added back in computing non-GAAP diluted earnings from continuing operations per ADS for the three months ended December 31, 2008 (as adjusted), September 30, 2009 and December 31, 2009 because the ordinary shares issued upon conversion of convertible notes (using the if-converted method) were anti-dilutive.
(2)	As a result of the adoption of new authoritative guidance changing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion, the Company adjusted relevant numbers for the three months ended December 31, 2008 retrospectively in accordance with GAAP.